Exhibit 21.1

List of Subsidiaries of Limoneira Company	State of Incorporation/Organization
Limoneira Company International Division, LLC	California
Limoneira Mercantile, L.L.C.	California
Windfall Investors, LLC	California
Templeton Santa Barbara, LLC	California
6037 East Donna Circle Drive LLC	Arizona
6146 East Cactus Wren Road LLC	Arizona